Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Three Months Ended March 31, 2010
Earnings:
Income before provision for income taxes	$ 3,849
Equity in earnings of unconsolidated businesses	(133)
Dividends from unconsolidated businesses	13
Interest expense(1)	680
Portion of rent expense representing interest	218
Amortization of capitalized interest	34

Earnings, as adjusted	$ 4,661

Fixed Charges:
Interest expense(1)	$ 680
Portion of rent expense representing interest	218
Capitalized interest	226

Fixed Charges	$ 1,124

Ratio of earnings to fixed charges	4.15

(1) We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.